Exhibit 99.8

METAL STORM LIMITED
ACN 064 270 006

ASX: MST
OTC: MTSXY
Public & US Military Live Firing Videos Released
Brisbane, Australia — 15 November 2011: Metal Storm Limited.
Metal Storm is pleased to release video footage of the successful firings of the Managed Lethality Grenade Launcher System (MLGLS) at the North American Technology Demonstration Conference in Ottawa, Canada and subsequent demonstration firings in the USA for the US Military.
The released video includes introductory footage by MarinesTV, which explains the purpose of the NATD non-lethal weapons conference and the growing importance of non-lethal weapons for military operations. MarinesTV also captured footage of senior US military personnel examining the MLGLS fitted to an M203 grenade launcher.
After the MarinesTV introduction, the video shows the MLGLS used in a live fire demonstration for over 200 NATD conference attendees. Following this, additional footage shows the successful live firing demonstrations carried out the following week to the US Military.
The footage demonstrates how the operator is able to adjust the muzzle velocity of the MLGLS projectile depending on the range to target and the effect required. It also demonstrates the accuracy of the weapon system at longer ranges.
MLGLS is special because of its ability to vary its firing muzzle velocity. Conventional non-lethal rounds have a fixed muzzle velocity and can only be used safely in a very narrow range bracket — if a target is too close the rounds can be lethal, too far away and the impact has little effect.
In practice operators can only use conventional non-lethal ammunition in certain restricted situations and must take extraordinary care to estimate range and effect while simultaneously having to manage a potentially dangerous conflict situation.
The MLGLS eliminates this issue by automatically sensing the range to target and selecting the muzzle velocity and kinetic energy of its projectiles at the moment of firing. Using just a single ammunition type, it provides an effective yet non-lethal impact from 5 metres to beyond 100 metres.
Please watch the video at http://www.metalstorm.com/release/NATD-400k.html
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.